Exhibit 99.10

Free English translation for information purposes only

MDxHealth SA

Limited Liability Company
(société anonyme)

CAP Business Center

Zone Industrielle des Hauts-Sarts

Rue d’Abhooz 31
4040 Herstal, Belgium
VAT BE 0479.292.440 (RLP Liège, division Liège)

Outstanding Shares and voting rights extraordinary general shareholders’ MEETING to be held on Friday, 3 November 2023, at 3:00 p.m.

This overview has been prepared by MDxHealth SA (the “Company”) in accordance with article 7:129, §3, 2° of the Belgian Companies and Associations Code.

On 4 October, the total number of outstanding shares and voting rights of the Company amounted to 270,380,936.